Graff Golf, LLC

Unaudited Financial Statements from February 2, 2019 (inception) – November 16, 2019

November 16, 2019

Profit and Loss

Graff Golf LLC

Date Range: Jan 01, 2019 to Nov 16, 2019

ACCOUNTS	Jan 01, 2019 to Nov 16, 2019
Total Income	**$0.00**
Total Cost of Goods Sold	**$0.00**
Gross Profit As a percentage of Total Income	**$0.00** 0.00%
Operating Expenses	
Advertising & Promotion	$415.07
Computer – Hardware	$40,277.56
Computer – Hosting	$99.00
Computer – Internet	$852.08
Crowdfunding	$10,000.00
Professional Fees	$22,059.26
Travel Expense	$117.06
Utilities	$184.87
Total Operating Expenses	**$74,004.90**

Net Profit	-$74,004.90
As a percentage of Total Income	0.00%

Balance Sheet

Graff Golf LLC

As of Nov 16, 2019

ACCOUNTS	Nov 27, 2019
Assets	
Total Cash and Bank	$4,482.79
Total Other Current Assets	$10,000.00
Total Long-term Assets	$0.00
Total Assets	**$14,482.79**
Liabilities	
Convertible note	$10,000.00
Total Current Liabilities	$10,000.00
Total Long-term Liabilities	$0.00
Total Liabilities	**$10,000.00**
Equity	
Total Other Equity	$78,506.70
Total Retained Earnings	-$74,023.91
Total Equity	**$4,482.79**

Cash Flow

Graff Golf LLC

Date Range: Jan 01, 2019 to Nov 15, 2019

CASH INFLOW AND OUTFLOW	Jan 01, 2019 to Nov 15, 2019
Operating Activities	
Sales	$0.00
Purchases	-$73,947.39
Inventory	$0.00
Payroll	$0.00
Sales Taxes	$0.00
Other	$0.00
Net Cash from Operating Activities	**-$73,947.39**
Investing Activities	
Property, Plant, Equipment	$0.00
Other	$0.00
Net Cash from Investing Activities	**$0.00**
Financing Activities	
Loans and Lines of Credit	$0.00
Owners and Shareholders	$78,523.70
Other	$0.00
Net Cash from Financing Activities	**$78,523.70**

Graff Golf, LLC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED) November 16, 2019

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Graff Golf, LLC ("the Company") is a corporation formed under the laws of the State of Georgia. The Company derives revenue from the selling of golf balls and golf swing analytics.

The Company will conduct an equity crowdfund offering during the fourth quarter of 2019 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Property and Equipment

The Company capitalizes long-lived assets with an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of the asset's useful life, less a nominal amount to account for estimated salvage value.

Cost of Sales

Cost of Sales includes costs of inventory items and other supplies sold to the Company's customers.

Advertising Costs

The Company expenses direct advertising costs as incurred. The Company advertises in through three main channels: Instagram, Facebook, and Google. These channels have been chosen from research and testing to maintain the most efficient advertising campaign.

Crowdfunding Costs

The costs associated with crowdfunding are in regards to the rewards-based campaign to be launched in early 2020. These costs are incurred in order to obtain the highest results possible.

Professional Fees

The Company expenses direct professional fees as incurred. The expenses are regarding expenses incurred from industry experts in different industries such as law and accounting.

Convertible Note

The company has signed a convertible note of $10,000, at a valuation cap of $4,000,000, with an interest rate of 4%, and a maturity date of February 20, 2021.